EXHIBIT (p)(ii)

UTC Fund Services, Inc.
Code of Ethics and Professional Conduct

UTC Fund Services, Inc. (the “Firm”) has adopted the following Code of Ethics and Professional Conduct (the “Code”) to help avoid prohibited acts and to eliminate potential conflicts of interest.  The Code works in conjunction with the Firm’s Compliance and Supervisory Procedures Manual (the “Manual”), and is designed to govern personal securities trading and detect/prevent insider trading.  The Code, among other things, sets forth the Firm’s policy that clients’ interests are always placed ahead of any personal interest.  The Firm’s policy requires buying and selling after or with transactions completed for clients and includes procedures requiring all Access Persons of the Firm to report their personal securities transactions to the Firm’s designated supervisor on a periodic basis. The Code also forbids any Access Persons of the Firm from trading, either personally or on behalf of others on material non-public information or communicating material non-public information to others in violation of the law (i.e., insider trading).

1.           The Code

As a professional organization serving the public in the area of asset management, the Firm is guided in its actions by the highest ethical and professional standards.  The Firm’s Code, as adopted, is as follows:

a.           The general conduct of the Firm's Access Persons must at all times reflect the professional nature of the Firm's business.  The Firm's Access Persons must be judicious, accurate, objective and reasonable in dealing with the Fund and other parties.  The personal integrity of all Access Persons must be beyond the slightest shadow of a doubt.

b.           All Access Persons of the Firm must act within the spirit and the letter of all relevant laws and regulations pertaining to an investment adviser and to the general conduct of business.

c.           All Access Persons shall maintain the fiduciary principle that information concerning the identity, security holdings and financial circumstances of clients is confidential.  We provide physical, electronic and procedural safeguards to maintain the confidentiality of client information.

d.           At all times, the interest of the Firm’s client has precedence over personal interests.  In addition, no client shall be favored over another client in a way that would create a breach of fiduciary duty.  This applies particularly in the case of purchases and sales of stocks and other securities that are owned, purchased or sold in the client’s account.

e.           Access Persons must immediately report any violations of the Code to the CCO.

f.           All Access Persons will be provided with a copy of the Code as well as any amendments and must acknowledge their receipt of same in writing.

g.           The Firm has also adopted the Insider Trading Policies and Procedures (the “Procedures”) which set parameters for the establishment, maintenance and enforcement of policies and procedures to detect and prevent the misuse of material non-public information by the Firm’s Access Persons.  The Procedures are in addition to and do not supersede this Code.

h.           All Access Persons shall notify the CCO or his/her designee, of any securities transactions in which he or she may have any beneficial interest and any such transaction affected by, for, or on behalf of, any member of their household on a form entitled Initial Listing of Personal Securities Holdings and Brokerage Accounts.  All Access Persons will file a complete transaction report of all securities transactions affected during a calendar quarter for his or her own account, or for the account of his or her immediate family, not later than 10 days after the end of the calendar quarter in which the transaction was effected on a form entitled Quarterly Transaction Report.  This report shall include the date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved.  It should also contain the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition), the price of the security at which the transaction was effected, the name of the broker, dealer or bank with or through which the transaction was effected, and the date the Access Person submits the report.

The Quarterly Transaction Report will be reviewed by the CCO for indications that trades are inconsistent with applicable regulations and the Manual.  These reports and record of their review will be maintained in the Firm’s books and records.  The CCO or Access Person will also send a Broker Notification Letter to the broker-dealers listed in such report requesting duplicate copies of all confirmations concerning the Access Persons’ account(s) with the broker-dealer as well as copies of monthly brokerage statements.  The CCO must also maintain a comprehensive Outside Brokerage Accounts List and ensure it is updated as these reports are filed by Access Persons.

i.           All Access Persons shall submit to the CCO or his/her designee, a report of the Access Person’s current securities holdings that meets the following requirements:  Each holdings report must contain, at a minimum: the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the Access Person has any direct or indirect beneficial ownership, the name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit, and the date the Access Person submits the report.  Access Persons must submit a holdings report on a form entitled Annual Listing of Securities Holdings and Certification of Compliance no later than 10 days after the person becomes an Access Person, and the information must be current as of a date no more than 45 days prior to the date the person becomes a Access Person, at least once each 12-month period thereafter on a date selected, and the information must be current as of a date no more than 45 days prior to the date the report was submitted.  Refer to 1.h above.

j.           Access Persons must obtain the Firm’s approval before they directly or indirectly acquire beneficial ownership in any security in certain limited investment opportunities (e.g., private placement offerings, hedge funds or initial public offerings).  These transaction and holdings reports will be kept on file by the Firm in accordance with the applicable regulatory requirements and will be subsequently compared to the actual trading in each Access Person’s accounts.

k.           When an Access Person finds that his or her personal interests conflict with the interests of the Firm and its clients, he or she will report the conflict promptly to the CCO for resolution.

l.           The recommendations and actions of the Firm are confidential and private matters between the Firm and its clients.  Accordingly, it is the policy of the Firm to prohibit the release, transmission, distribution or communication of any information regarding securities transactions of client accounts except to broker/dealers or other custodians of client assets in the ordinary course of business.  In addition, no information obtained during the course of employment regarding particular securities (including reports and recommendations of the Firm) may be transmitted, distributed, or communicated to anyone who is not affiliated with the Firm, without the prior written approval of the CCO.

m.           The policies and guidelines set forth in this Code must be strictly adhered to by all the Access Persons.  Severe disciplinary actions, including dismissal, may be imposed for violations of this Code.

2.           Definitions.

a.           Access person means:

i.           Any of your supervised persons:

(1)           Who has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable fund, or

(2)           Who is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic.

ii.           If providing investment advice is your primary business, all of your directors, officers and partners are presumed to be access persons.

b.           “Supervised person” means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of an investment adviser, or other person who provides investment advice on behalf of the investment adviser and is subject to the supervision and control of the investment adviser.